Exhibit 99.3

Brera Holdings PLC Celebrates its $7,500,000 IPO with Nasdaq Closing Bell Ceremony on February 9, 2023 in New York’s Time Square

Italian Football Team Owner’s Shares Trading in the U.S. on Nasdaq: Ticker Symbol “BREA”

NEW YORK, DUBLIN and MILAN – (Globe News Wire) – February 13, 2023 – Brera Holdings PLC (“Brera Holdings” or the “Company”) (Nasdaq: BREA), owner of Brera Football Club (“Brera FC” or the “third team of Milan”), celebrated its recent IPO when Chief Executive Officer Sergio Scalpelli rang the closing bell of The Nasdaq Stock Market (“Nasdaq”) on Thursday, February 9, 2023, commemorating the Company’s recent $7,500,000 initial public offering (“IPO”) and listing of its Class B Ordinary Shares. Brera Holdings is an Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services.

Mr. Scalpelli was joined in New York on the Nasdaq MarketSite stage by Brera Holdings’ founder, Chief Strategy Officer and director, Alessandro Aleotti, along with management, investors, and the Company’s entire Board of Directors, including newly-seated independent directors Chris Gardner, Goran Pandev, Alberto Libanori, and Pietro Bersani.

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BRERA
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Brera Holdings’ Board with Founder Alessandro Aleotti at center right cheers the countdown to Nasdaq’s closing bell

Brera Holdings’ CEO Sergio Scalpelli displays the Brera FC scarf on the Nasdaq tower in New York’s Times Square

Revere Securities, LLC acted as the underwriter for the IPO, and was well represented at the ceremony, along with legal counsel teams from Bevilacqua PLLC, Carmel, Milazzo & Feil LLP, Arnold & Porter Kaye Scholer LLP, and the Company’s PCAOB auditor TAAD LLP. The IPO was priced on January 26, 2023 and closed on January 31, 2023. The Company’s Class B Ordinary Shares commenced trading on Nasdaq on January 27, 2023.

Brera Holdings’ closing ceremony was also promoted on Nasdaq’s social channels:
https://twitter.com/nasdaq
https://instagram.com/nasdaq
https://www.facebook.com/nasdaq

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brera Holdings PLC

Brera Holdings PLC is an Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as the “third team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com